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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-068732

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SGI Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Penn Plaza, Suite 1400
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buchbinder Tunick & Co.
(Name – *if individual, state last, first, middle name*)

150 Clove Road	Little Falls	NJ	07424
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrew Schupak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SGI Securities LLC, as of February 26, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARY E. COLAVECCHIO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CO6227430
Qualified in Queens County
Commission Expires Aug. 30, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SGI SECURITIES LLC

December 31, 2020

SGI SECURITIES LLC
December 31, 2020

TABLE OF CONTENTS

BUCHBINDER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SGI Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SGI Securities LLC as of December 31, 2020, the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of SGI Securities LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SGI Securities LLC's management. Our responsibility is to express an opinion on SGI Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SGI Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Explanation Regarding Exemption from the Reserve Requirement under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of SGI Securities LLC's financial statements. The supplemental information is the responsibility of SGI Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Buchbinder Tunick & Company LLP

Buchbinder Tunick & Company LLP

We have served as SGI Securities LLC's auditor since 2011.

Little Falls, New Jersey

February 25, 2021

Page 1

SGI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS	
Cash	$ 15,737
TOTAL ASSETS	**$ 15,737**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts Payable	$ 489
MEMBER'S EQUITY	15,248
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 15,737**

The accompanying notes are an integral part of these financial statements

SGI SECURITIES LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
December 31, 2020

FEE REVENUE	10,000
OPERATING EXPENSES	
Professional Fees	20,400
Rent	23,750
Office Supplies	1,200
Other Expenses	4,003
TOTAL OPERATING EXPENSES	49,353
NET LOSS	(39,353)
Member's equity, beginning of year	12,765
Member's contribution	41,836
Member's withdrawal	-
Member's equity, end of year	$ 15,248

The accompanying notes are an integral part of these financial statements

SGI SECURITIES LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(39,353)
Increase in accounts payable	$	39
Net cash used in Operating Activities		(39,314)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Contributions		41,836
Member's Withdrawals		-
Net cash provided by financing activities		41,836
		2,522
Cash beginning of year		13,215
Cash, end of year		15,737

The accompanying notes are an integral part of these financial statements

SGI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

SGI Securities LLC (formerly known as SGI Cambium Securities) (the "Company") was formed as a sole member New York limited liability company on September 10, 2010. The company was granted registration as a securities broker-dealer on June 7, 2011 by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"), as amended, and has been a member of the Financial Industry Regulatory Authority ("FINRA") since June, 2011. The Company is registered in the state of New York to do business in the private placement of securities. The activities of broker-dealers are regulated by industry through the Act and rules and regulations of FINRA. The Company operates under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(i). The Company's primary source of revenue is from consulting in the area of private placements and debt offerings.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company accounts for revenue earned from contracts with clients for services under ASC Topic No. 606 "Revenue from Contracts with Customers" ("ASC 606").

Fee revenue. The company provides advisory services to customers. The Company believes the performance obligation is satisfied at the time of payment because the payments are tied to the utilization of services over specific time periods covered by the fee income or are connected to and paid contemporaneously with the completion of transactions.

INCOME TAXES

As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the Federal income tax filing of its Member.

NOTE B - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2020 the Company had aggregate indebtedness of $489 and exceeded the minimum net capital requirements. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). At December 31, 2020, the Company had net capital, as defined, of $15,248, which was $10,248 in excess of its required minimum net capital of $5,000, and $9,248 excess of its early warning required net capital.

NOTE C - STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

The Company does not effect transactions for customers as defined in SEC Rule 15c3-3 and, accordingly, claims exemption from preparing computations as defined in that rule.

NOTE D- EXPENSE AGREEMENT - RELATED PARTY

The Company has an Expense Sharing Agreement (ESA) with its sole member whereby member agrees to fund overhead and operation expenses. In 2020, $41,836 was contributed in accordance with the ESA by its sole member. The agreement allows for reimbursement to the Member, from time to time, at Company's discretion.

NOTE E - CASH AND CASH EQUIVALENTS

The Company considers all highly liquid unrestricted investments with original maturities of three months or less when purchased to be Cash Equivalents.

NOTE F - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020, the date of these financial statements through February 27, 2021 the date these financial statements were available for issuance. Pursuant to the requirements of FASB ASC Topic 855, there were no events or transactions occurring during this subsequent event reporting period that require recognition or disclosure in the financial statements.

NOTE G - COMMITMENTS, CONTINGENCIES OR GUARANTEES

The Company is not aware of any commitments, contingencies or guarantees not otherwise disclosed.

SGI SECURITIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

Total member's equity from Statement of Financial Condition	$	15,248
Net Capital	$	15,248
Minimum net capital required per 15c3-1(a)(2)	$	5,000
Aggregate indebtedness from Statement of Financial Condition	$	489
Ratio of aggregate indebtedness to net capital		3.21%
Debt-equity ratio computed in accordance with 15c3-1(d)		-

Note:
There are no material differences between the computation of net capital presented above and the computation of net capital included in the Company's unaudited Form X-17-A-5, Part IIA filing as of December 31, 2020

SGI SECURITIES LLC

SCHEDULE II
EXPLANATION REGARDING EXEMPTION FROM THE RESERVE REQUIREMENT UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

The Company is exempt from the requirements of SEC Rule 15c3-3 and, therefore, does not prepare either the reserve requirement computation or information relating to possession or control regarding customer assets. The Company claims exemption under subparagraph (k)(2)(i) of the Rule.

BUCHBINDER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SGI Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SGI Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which SGI Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k) (2) (i) (exemption provisions) and (2) SGI Securities LLC stated that SGI Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SGI Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SGI Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Buchbinder Tunick & Company LLP

Buchbinder Tunick & Company LLC

Little Falls, New Jersey

February 25, 2021

Page 9

150 Clove Road
5th Floor
Little Falls, New Jersey 07424
973.812.0100

6720-A Rockledge Drive
Suite 510
Bethesda, Maryland 20817
240.200.1400

One Pennsylvania Plaza
Suite 3500
New York, New York 10119
212.695.5003

Buchbinder Tunick & Company LLP
Certified Public Accountants
buchbinder.com
Follow us on linkedin

SGI SECURITIES LLC

EXEMPTION REPORT
December 31, 2020

SGI Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a.5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

In accordance with the FINRA membership agreement applicable to SGI Securities LLC, it is designated to operate under the exemptive provision of paragraph (k)(2)(i). SGI Securities LLC does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of SGI Securities LLC it is in compliance with Rule 15c-3-3 and has been so throughout the year ended December 31, 2020 without exception.

Andrew Schupak
February 27, 2021

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNT FIRM

SGI SECURITIES LLC

December 31, 2020

SGI SECURITIES LLC
December 31, 2020

TABLE OF CONTENTS

BUCHBINDER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SGI Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SGI Securities LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SGI Securities LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SGI Securities LLC's management. Our responsibility is to express an opinion on SGI Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SGI Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Buchbinder Tunick & Company LLP

Buchbinder Tunick & Company LLP

We have served as SGI Securities LLC's auditor since 2011.

Little Falls, New Jersey

February 25, 2021

150 Clove Road
5th Floor
Little Falls, New Jersey 07424
973.812.0100

6720-A Rockledge Drive
Suite 510
Bethesda, Maryland 20817
240.200.1400

One Pennsylvania Plaza
Suite 3500
New York, New York 10119
212.695.5003

Buchbinder Tunick & Company LLP
Certified Public Accountants
buchbinder.com
Follow us on linkedin

THIS PAGE IS FOR INTERNAL FILE RECORDS ONLY

BALANCE SHEET FOR PUBLIC INSPECTION IS PRESENTED ON NEXT PAGE

SGI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash	$ 15,737
TOTAL ASSETS	**$ 15,737**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts Payable	$ 489
MEMBER'S EQUITY	15,248
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 15,737**

NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2020 the Company had aggregate indebtedness of $450 and exceeded the minimum net capital requirements. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). At December 31, 2020, the Company had net capital, as defined, of $15,248, which was $10,248 in excess of its required minimum net capital of $5,000, and $9,248 in excess of its early warning required net capital.

The most recent audited Statement of Financial Condition, place of availability for examination, is at the principal office of SGI Securities LLC.

The accompanying notes are an integral part of this financial statement

SGI SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

SGI Securities LLC (formerly known as SGI Cambium Securities) (the "Company") was formed as a sole member New York limited liability company on September 10, 2010. The company was granted registration as a securities broker-dealer on June 7, 2011 by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"), as amended, and has been a member of the Financial Industry Regulatory Authority ("FINRA") since June, 2011. The Company is registered in the state of New York to do business in the private placement of securities. The activities of broker-dealers are regulated by industry through the Act and rules and regulations of FINRA. The Company operates under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(i). The Company's primary source of revenue is from consulting in the area of private placements and debt offerings.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

On January 1, 2018, we adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period.
The adoption of FASB ASC Topic 606 did not have an impact on the recognition of any primary sources of revenue such as principal transactions and fees.

INCOME TAXES

As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the Federal income tax filing of its Member.

NOTE B - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2020 the Company had aggregate indebtedness of $450 and exceeded the minimum net capital requirements. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). At December 31, 2020, the Company had net capital, as defined, of $15,248, which was $10,248 in excess of its required minimum net capital of $5,000, and $9,248 in excess of its early warning required net capital.

NOTE C - STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

The Company does not effect transactions for customers as defined in SEC Rule 15c3-3 and, accordingly, claims exemption from preparing computations as defined in that rule.

NOTE D- EXPENSE AGREEMENT - RELATED PARTY

The Company has an Expense Sharing Agreement (ESA) with its sole member whereby member agrees to fund overhead and operation expenses. In 2020, $41,836 was contributed in accordance with the ESA by its sole member. The agreement allows for reimbursement to the Member, from time to time, at Company's discretion.

NOTE E - CASH AND CASH EQUIVALENTS

The Company considers all highly liquid unrestricted investments with original maturities of three months or less when purchased to be Cash Equivalents.

NOTE F - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020, the date of these financial statements through February 27, 2021 the date these financial statements were available for issuance. Pursuant to the requirements of FASB ASC Topic 855, there were no events or transactions occurring during this subsequent event reporting period that require recognition or disclosure in the financial statements.

NOTE G - COMMITMENTS, CONTINGENCIES OR GUARANTEES

The Company is not aware of any commitments, contingencies or guarantees not otherwise disclosed.